

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 13, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
6.25% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock,
Liquidation Preference $25.00 per Share of Arbor Realty Trust, Inc. under the Exchange
Act of 1934.

Sincerely,

An Intercontinental Exchange Company